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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                 SCHEDULE 13G/A


                   Under the Securities Exchange Act of 1934


                               (AMENDMENT NO. 2)


                      Cybex Computer Products Corporation
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                               (Name of Issuer)




                    Common Stock, Par Value $.001 Per Share
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                        (Title of Class of Securities)




                                  232522 10 2
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                                (CUSIP Number)




                               December 31, 1999
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           (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [   ]  Rule 13d-1(b)
    [   ]  Rule 13d-1(c)
    [ X ]  Rule 13d-1(d)


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        (1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO. 232522 10 2                   13G/A          PAGE   2   OF   5   PAGES
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  (1)     NAMES OF REPORTING PERSONS: Remigius G. Shatas

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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

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  (3)     SEC USE ONLY

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  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

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                       (5)     SOLE VOTING POWER:  592,603
  NUMBER OF
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER:  55,688
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER:  592,603
 PERSON WITH
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER:  55,688

                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 648,291

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 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES:* Not Applicable                                         [   ]

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 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9: 5.1%

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 (12)     TYPE OF REPORTING PERSON:* IN

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                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





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CUSIP Number  232522 10 2                  13G/A                    Page 3 of 5

Item 1(a) NAME OF ISSUER: Cybex Computer Products Corporation

Item 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE: 4991 Corporate Drive
                                                          Huntsville, AL 35805

Item 2(a) NAME OF PERSON FILING: Remigius G Shatas

Item 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                                                            4991 Corporate Drive
                                                            Huntsville, AL 35805

Item 2(c) CITIZENSHIP: United States

Item 2(d) TITLE OF CLASS OF SECURITIES: Common Stock, par value $.001 per share

Item 2(e) CUSIP NUMBER: 232522 10 2

Item 3    IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), OR
          (c), CHECK WHETHER THE PERSON FILING IS A:

          (a)  [ ]  Broker or dealer registered under Section 15 of the Exchange
                    Act
          (b)  [ ]  Bank as defined in Section 3(a)(6) of the
                    Exchange Act
          (c)  [ ]  Insurance Company as defined in
                    Section 3(a)(19) of the Exchange Act
          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act
          (e) [ ] Investment advisor registered in accordance with Rule 13d-1(b)(1)(ii)(E)
          (f) [ ] Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
          (h) [ ] Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
          (i) [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
          (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4 OWNERSHIP: Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1

          (a)  Amount Beneficially Owned: 648,291

          (b)  Percent of Class: 5.1%

          (c)  Number of shares as to which such person has:
               (i)   Sole power to vote or to direct the vote: 592,603
               (ii)  Shared power to vote or to direct the vote: 55,688
               (iii) Sole power to dispose or to direct the disposition of:
                     592,603
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CUSIP Number  232522 10 2          13G/A                            Page 4 of 5

          (iv)  Shared power to dispose or to direct the disposition of: 55,688


Item 5     OWNERSHIP OF 5% OR LESS OF A CLASS: Not Applicable


Item 6     OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON: Not applicable


Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY. Not Applicable


Item 8     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not
           Applicable


Item 9     NOTICE OF DISSOLUTION OF GROUP. Not Applicable


Item 10    CERTIFICATION. Not Applicable
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CUSIP Number   232522 10 2           13G/A                           Page 5 of 5


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     February 9, 2000           /s/REMIGIUS G. SHATAS
                                ------------------------------------------------
                                Remigius G. Shatas
                                Executive Vice President - Special Projects and
                                Secretary of Cybex Computer Products Corporation